
May 24, 2024

Kevin Neylan
Chief Financial Officer
Federal Home Loan Bank of New York
101 Park Avenue
New York, NY 10178-0599

> **Re: Federal Home Loan Bank of New York**
> **Form 8-K**
> **Filed March 1, 2024**
> **File No. 000-51397**

Dear Kevin Neylan:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed March 1, 2024

Item 1.05. Material Cybersecurity Incidents, page 2

1. We note the statement that you experienced a cybersecurity incident. Please advise us as to why you determined to file under Item 1.05 of Form 8-K given the statement that the incident has not had a material impact on your operations, and you believe it will not materially impact your financial condition or results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Susan Block at 202-551-3210 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance